

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



23 March 2006

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – 14 Notifications of Major Interests in Shares
Ten Notifications of Directors Interests
Preliminary Results statement
Purchase of shares announcement

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	12:12 14-Feb-06
Number	PRNUK-1402



SEC MAIL
PROCESSING
RECEIVED
APR 0 6 2006
SECTION
WASH., D.C.
150

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

14 February 2006

12. Total holding following this notification

87,496,372

13. Total percentage holding of issued class following this notification

4.944%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding from 5.923% to 4.944%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

14/02/2006

SCHEDULE

Registered Holder	No. of Shares	% of class
Bank of New York, London	2,502,305	0.141
Bank of New York Europe	440,244	0.025
Citibank NA London	1,131,360	0.064
Clydesdale Bank PLC London	2,325,520	0.131
Euroclear Bank	37,360	0.002
HSBC Bank Plc	1,220,518	0.069
JP Morgan Chase Bank London	54,991,153	3.108
Mellon Bank NA	7,798,725	0.441
Northern Trust Company London	4,447,314	0.251
Royal Trust Corp of Canada	748,623	0.042
State Street Bank London	11,853,250	0.670
TOTAL	87,496,372	4.944

END

Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	12:08 14-Feb-06
Number	PRNUK-1402

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

ZURICH FINANCIAL SERVICES AND ITS GROUP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

13 February 2006

12. Total holding following this notification

53,196,991

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

14/02/2006

SCHEDULE

Registered Holder	No. of Shares	% of class
BNY (OCS Nominees) Limited,	281,766	0.016
Vidacos Nominees Limited	759,842	0.043
Littledown Nominees Limited	345,000	0.019
Ac 03449		
Littledown Nominees Limited	40,044,902	2.263
Ac 02891		
Littledown Nominees Limited	22,750	0.001
Ac 35822		
Littledown Nominees Limited	16,570	0.001
Ac 11121		
Littledown Nominees Limited	1,991,286	0.113
Ac 07205		
Littledown Nominees Limited	1,613,393	0.091
Ac 21688		
Littledown Nominees Limited	2,737,814	0.155
Ac 02642		
Littledown Nominees Limited	171,504	0.010

Ac 07199		
Littledown Nominees Limited	4,601,489	0.260
Ac 07207		
BBY (OCS) Nominees Limited	510,495	0.029
William & Glyns (Isle of Man) Nominees Limited	100,000	0.006
Ac 301780		
TOTAL	53,196,991	3.01%

END

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Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	11:45 16-Feb-06
Number	PRNUK-1602

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

now holds less than 3%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

15/02/2006

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

now holds less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 February 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:03 22-Feb-06
Number	PRNUK-2202

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK 727,485

BANK OF NEW YORK BRUSSELS 4,205,383

BANK OF NEW YORK EUROPE LDN 4,229,754

BANKERS TRUST LONDON 654,228

BROWN BROS HARRIMAN LTD LUX 27,696,243

BROWN BROS HARRIMAN & CO 3,087,855

CHASE MANHATTAN BK AG 644,703

FRANKFURT

CHASE MANHATTAN LONDON 23,336

CLYDESDALE BANK PLC 244,348

DEXIA PRIVATBANK 25,025

JP MORGAN BOURNEMOUTH 35,408,182

JP MORGAN CHASE BANK 27,948,346

MELLON BANK 2,636,040

MELLON BANK NA 4,644,556

MIDLANDS SECURITIES SERVICES 293,698

NATIONAL ASTL BK MELBOURNE 99,700

NORTHERN TRUST CO 5,972,456

NORTHERN TRUST LONDON 8,232,414

STATE STREET BANK AND TR CO 3,163,498

LONDON

STATE STREET BANK AND TR CO 12,314,632

STATE STREET HONG KONG 35,599

STATE STREET BANK AUSTRALIA 154,200

HSBC BANK PLC 262,200

SOCIETE GENERAL 44,500

CIBC MELLON TRUST 317,050

ROYAL TRUST - TORONTO 37,900

BERMUDA TRUST FAR EAST HK 314,291

ING LUXEMBOURG 31,900

MASTER TRUST BANK OF JAPAN 128,600

NOMURA TRUST AND BANKING 51,900

TRUST & CUST SVCS BK LTD TOKO 34,700

BNP PARIBAS, PARIS 54,700

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

21/02/2006

12. Total holding following this notification

143,719,422

13. Total percentage holding of issued class following this notification

8.12%

14. Any additional information

INCREASED FROM 7.01% TO 8.12%

15. Name of contact and telephone number for queries

JOHN WARREN DEPUTY COMPANY SECRETARY

01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 21 FEBRUARY 2006

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	12:12 14-Feb-06
Number	PRNUK-1402

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

14 February 2006

12. Total holding following this notification

87,496,372

13. Total percentage holding of issued class following this notification

4.944%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding from 5.923% to 4.944%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

14/02/2006

SCHEDULE

Registered Holder	No. of Shares	% of class
Bank of New York, London	2,502,305	0.141
Bank of New York Europe	440,244	0.025
Citibank NA	1,131,360	0.064
London		
Clydesdale Bank PLC	2,325,520	0.131
London		
Euroclear Bank	37,360	0.002
HSBC Bank Plc	1,220,518	0.069
JP Morgan Chase Bank	54,991,153	3.108
London		
Mellon Bank NA	7,798,725	0.441
Northern Trust Company	4,447,314	0.251
London		

Royal Trust Corp of Canada	748,623	0.042
State Street Bank	11,853,250	0.670
London		
TOTAL	87,496,372	4.944

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	12:08 14-Feb-06
Number	PRNUK-1402

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

ZURICH FINANCIAL SERVICES AND ITS GROUP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

13 February 2006

12. Total holding following this notification

53,196,991

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

14/02/2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE

Registered Holder	No. of Shares	% of class
BNY (OCS Nominees) Limited,	281,766	0.016
Vidacos Nominees Limited	759,842	0.043
Littledown Nominees Limited Ac 03449	345,000	0.019
Littledown Nominees Limited Ac 02891	40,044,902	2.263
Littledown Nominees Limited Ac 35822	22,750	0.001
Littledown Nominees Limited Ac 11121	16,570	0.001
Littledown Nominees	1,991,286	0.113

Ac 07205		
Littledown Nominees Limited	1,613,393	0.091
Ac 21688		
Littledown Nominees Limited	2,737,814	0.155
Ac 02642		
Littledown Nominees Limited	171,504	0.010
Ac 07199		
Littledown Nominees Limited	4,601,489	0.260
Ac 07207		
BBY (OCS) Nominees Limited	510,495	0.029
William & Glyns (Isle of Man) Nominees Limited	100,000	0.006
Ac 301780		
TOTAL	53,196,991	3.01%

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 24-Feb-06
Number	PRNUK-2402

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BMW AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BMW HOLDING BV

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY SHARES OF 20P

10. Date of transaction

11. Date company informed

23/02/2006

12. Total holding following this notification

144,809,568

13. Total percentage holding of issued class following this notification

8.18%

14. Any additional information

HOLDING REDUCED FROM 9.02% to 8.18%

15. Name of contact and telephone number for queries

John Warren 01332 245878

16. Name and signature of authorised company official responsible for making this notification

John Warren - Deputy Company Secretary

Date of notification 24 FEBRUARY 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:09 27-Feb-06
Number	PRNUK-2702

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BMW AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BMW HOLDING BV

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
		8,826,831	0.5%

9. Class of security

ORDINARY SHARES OF 20P

10. Date of transaction

24 & 27 February 2006

11. Date company informed

27/02/2006

12. Total holding following this notification

135,982,737

13. Total percentage holding of issued class following this notification

7.68%

14. Any additional information

holding reduced from 8.18% to 7.68%

15. Name of contact and telephone number for queries

John Warren 01332 245878

16. Name and signature of authorised company official responsible for making this notification

John Warren - Deputy Company Secretary

Date of notification 27 FEBRUARY 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 02-Mar-06
Number	PRNUK-0203

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BMW AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BMW HOLDING BV

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
		43,222,998	2.44%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 20P	1 & 2 March 2006	02/03/2006

12. Totalholding following this notification

92,759,739

13. Total percentage holding of issued class following this notification

5.24%

14. Any additional information

holding reduced from 7.68% to 5.24%

15. Name of contact and telephone number for queries

John Warren 01332 245878

16. Name and signature of authorised company official responsible for making this notification

John Warren - Deputy Company Secretary

Date of notification 2 MARCH 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	10:00 09-Mar-06
Number	PRNUK-0903

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

   BMW AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   BMW HOLDING BV

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

   35,278,851

8. Percentage of issued class

   1.99%

9. Class of security

   ORDINARY SHARES OF 20P

10. Date of transaction

    6, 7 & 8 March 2006

11. Date company informed

    09/03/2006

12. Total holding following this notification

    57,480,888

13. Total percentage holding of issued class following this notification

    3.25%

14. Any additional information

    Holding reduced from 5.24% to 3.25%

15. Name of contact and telephone number for queries

    John Warren 01332 245878

16. Name and signature of authorised company official responsible for making this notification

    John Warren - Deputy Company Secretary

Date of notification 9 MARCH 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:01 13-Mar-06
Number	PRNUK-1303

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person 's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company inf ormed

8/03/2006

12. Total holding following this notification

61,919,048

13. Total percentage holding of issued class following this notification

3.49%

14. Anyadditional information

S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN DEPUTY COMPANY SECRETARY

01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 13 MARCH 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:30 10-Mar-06
Number	PRNUK-1003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BMW AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BMW HOLDING BV

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8,542,095

8. Percentage of issued class

0.48%

9. Class of security

ORDINARY SHARES OF 20P

10. Date of transaction

10 March 2006

11. Date company informed

10/03/2006

12. Total holding following this notification

48,938,793

13. Total percentage holding of issued class following this notification

2.765%

14. Any additional information

holding reduced from 3.25% to 2.765%

15. Name of contact and telephone number for queries

John Warren 01332 245878

16. Name and signature of authorised company official responsible for making this notification

John Warren - Deputy Company Secretary

Date of notification 10 MARCH 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:03 14-Mar-06
Number	PRNUK-1403

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person 's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company inf ormed

13/03/2006

12. Total holding following this notification

now holds less than 3%

13. Total percentage holding of issued class following this notification

now holds less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN DEPUTY COMPANY SECRETARY

01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 14 MARCH 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:18 17-Mar-06
Number	PRNUK-1703

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY SHARES OF 20P EACH

10. Date of transaction

11. Date company informed

17/03/2006

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 17/03/2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:01 22-Mar-06
Number	PRNUK-2203

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) ONLY

3. Name of person discharging managerial responsibilities/ director

SAUL LANYADO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transaction

MARKET SALE

them

SAUL LANYADO

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

30,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

463.50p

14. Date and place of transaction

21 March 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

62,361

16. Date issuer informed of transaction

21 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 22 March 2006

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:30 15-Mar-06
Number	PRNUK-1503

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

MICHAEL TERRETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MIKE TERRETT 58,383

GABRIELLE ANNE TERRETT 16,660

EXERCISE OF OPTIONS UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

15,444 @194.25p Date of grant 7/03/2000

36,037 @194.25p Date of grant 7/03/2000

9. Number of shares, debentures or financial instruments relating to shares acquired

51,481

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

4,560

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

449p

14. Date and place of transaction

14 MARCH 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

121,964

16. Date issuer informed of transaction

14 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:40 15-Mar-06
Number	PRNUK-1503

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

MICHAEL TERRETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

GABRIELLE ANNE TERRETT

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MARKET SALE

MIKE TERRETT 105,304

GABRIELLE ANNE TERRETT 16,660

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

3,706

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

449p

14. Date and place of transaction

14 MARCH 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

~~121,964~~ 118,258

16. Date issuer informed of transaction

14 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 15 MARCH 2006

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:01 10-Mar-06
Number	PRNUK-0903

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) ONLY

3. Name of person discharging managerial responsibilities/ director

SAUL LANYADO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transaction

EXERCISE OF OPTION UNDER THE

them

SAUL LANYADO

ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

125,001 @ 216p Date of grant 26/03/2001

9. Number of shares, debentures or financial instruments relating to shares acquired

125,001

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

125,001

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

449.50p

14. Date and place of transaction

9 March 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

92,3[illegible]1

16. Date issuer informed of transaction

9 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 9 March 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:01 08-Mar-06
Number	PRNUK-0803

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th March 2006 of 28,240 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 448.50 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 6,557,872 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 28

C H Green 28

A B Shilston 28

CP Smith 28

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 28

C J Hole 28

M Lloyd 28

J R Rivers 28

M J Terrett 28

Company notified 8 March 2006

Dated 8 March 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:30 07-Mar-06
Number	PRNUK-0703

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 3 4 (as extended by section 32 of the Companies Act 1985; or

   (iii) both (i) and (ii) BO

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relate to a person connected with person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

   IAIN CONN

8 State the nature of the transaction

   MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

220

10. Percentage of sued lass acquired (treasury shar of at class should not be ken to account when calculati per ntage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of sued lass disposed (treasury share of at class should not be t ken to account when calculati per ntage)

13 rice per share or value of transaction

4 7p

14. Date and place f tr saction

7 March 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3, 349

16. Date issuer inf rmed transaction

7 March 2006

If a pe son discharging managerial responsibilities has bee gran d options by the issuer complete the following boxes

17 Da e of grant

18. Period during w ch c date on which it can be xerc ed

19. T al amount paid (if any) for grant of the option

20. Description of ares r debentures invo ed (ass and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of hare or debentures over hich ptions held following notif atio

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact nd t ephone number for quer s

JOHN WARREN - 0 32 2 878

Name and signature of duly authorised officer of issuer resp nsib for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7 March 2006

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:58 03-Mar-06
Number	PRNUK-0303

STOCK EXCHANGE ANNOUNCEMENT

3rd March 2006

ROLLS-ROYCE GROUP PLC

Rolls-Royce Group plc announces that on 1st March 2006 ordinary shares in the Company (Shares) were conditionally awarded at a price of £4.4760 per share to Executive Directors and other Persons Discharging Managerial Responsibility ('PDMRs') under the terms of the Annual Performance Related Award plan (APRA) as follows:-

	No of Shares
Sir John Rose	42,777
J P Cheffins	21,055
C H Green	17,234
J M Guyette	22,271
A B Shilston	23,634
C P Smith	11,041
A Arendt	22,707
C E Blundell	11,187
B Baker	7,898
M Cowdry	8,784
E T Curley	8,901
C J Hole	8,247
Dr S Lanyado	18,160
Dr M Lloyd	12,741
J P Paterson	4,692
J R Rivers	10,349
M J Terrett	14,777

The Plan awards deferred shares based on Company performance and the Shares will be transferred to the Executive Directors from the Rolls-Royce Employee Share Trust in two years time, provided that the PDMR remains an employee of Rolls-Royce.

For further information, please contact:-

Peter Barnes-Wallis - 020 7227 9141

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:44 03-Mar-06
Number	PRNUK-0303

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

3 March 2006

The Rolls-Royce Group plc announces that on 1 March 2006, awards (Awards) to acquire ordinary shares in the Company (Shares) were granted to the following executive Directors and other Persons Discharging Managerial Responsibility under the Rolls-Royce Group plc Performance Share Plan. No amount is payable for the grant of an Award.

	No of Shares
Sir John Rose	177,240
J P Cheffins	86,536
J M Guyette	72,670
A B Shilston	82,930
C P Smith	54,085
A Arendt	72,113
C E Blundell	36,620
B Baker	32,958
M Cowdry	35,174
E T Curley	38,817
C J Hole	38,451
Dr S Lanyado	66,074
Dr M Lloyd	60,395
J P Paterson	39.031
J. R Rivers	40,282
M J Terrett	60,638

The realisation of Awards is dependent on the achievement of corporate performance conditions as described in the Annual report. One such condition is that if the Company's total shareholder return at the end of the performance period exceeds the median of the constituent companies in the FTSE 100 Index on the date of grant, the total number of Shares realisable will be increased by 25%. The number of Shares set out in the table above is the maximum which could be released before applying the 25% uplift.

For further information, please contact:-

Peter Barnes-Wallis Tel.no 0207 227 9141

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:32 01-Mar-06
Number	PRNUK-0103

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN CHEFFINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

JOHN CHEFFINS

118,405 @ 194.25p Date of grant 7/03/00

173,612 @ 216p Date of grant 26/03/2001

398,936 @ 188p Dateof grant 27/03/02

9. Number of shares, debentures or financial instruments relating to shares acquired

690,953

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

690,953

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

440.64p

14. Date and place of transaction

28 February 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

232,779 registered in own name

257,287 held in trust under deferred share plans

16. Date issuer informed of transaction

28 February 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 1 March 2006

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:51 16-Feb-06
Number	PRNUK-1602

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) ONLY

3. Name of person discharging managerial responsibilities/ director

SAUL LANYADO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transaction

EXERCISE OF OPTION UNDER THE

them

SAUL LANYADO

ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

13,888 @ 216p Date of grant 26/03/2001

9. Number of shares, debentures or financial instruments relating to shares acquired

13,888

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

13,888

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

440.75p

14. Date and place of transaction

15 February 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

92,361

16. Date issuer informed of transaction

15 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

DUNCAN CAMPBELL-SMITH 020 7227 9193

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 FEBRUARY 2006

END

Close



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Final Results
Released	07:01 09-Feb-06
Number	PRNUK-0802

9 February 2006

ROLLS-ROYCE GROUP plc PRELIMINARY RESULTS 2005

Group Highlights

* Record order book, at £22.9bn (2004 £18.9bn).
* Sales increased to £6,603m. Sales on an underlying* basis increased by nine per cent.
* Services revenues** increased by 12 per cent on an underlying* basis.
* Profit before financing costs increased to £877m.
* Underlying profit before financing costs*** increased to £679m, up 40 per cent on a like-for-like basis.
* Underlying profit before taxation*** increased to £584m, up 49 per cent on a like-for-like basis.
* Cash inflow of £552m (2004 £251m)
* Average net debt reduced to £260m (2004 £632m).
* Final payment to shareholders increased by 7.5 per cent to 5.38p per share, making a full year total of 8.72p per share.

Note: All results are reported under International Financial Reporting Standards (IFRS) (see note 1).

2004 results, as permitted by IFRS 1, are not restated in respect of IAS 32/39, financial instruments.

A full analysis of the impact of adopting IFRS is available at http://ir.rolls-royce.com/rr/investors/ifrs/seminar/

* see note 4.

** including 100 per cent of repair and overhaul joint ventures.

*** see notes 1, 4.

Sir John Rose, Chief Executive, said:

'We have established positions in four global market sectors where the barriers to entry are high. Growth in our sales and order book and our consistent focus on improved efficiency underpin our expectation of further growth in profits and positive cash flow in 2006.'

Group Overview

Rolls-Royce continued to make good financial progress in 2005, with a strong

increase in profitability and cash flow.

The Group's performance has been built on a consistent strategy, supported by investment in market access, technology and capability. Growth has been achieved organically through the introduction of new products, the expansion of its comprehensive aftermarket services capability and strong partnerships, as well as the successful development of past acquisitions. This has resulted in continued strong order intake and sales growth.

The focus on cost reduction and increased efficiency enabled the group to mitigate the headwinds caused by commodity price inflation and an adverse trend in the achieved US dollar exchange rate.

Group sales were £6,603m, an underlying increase of nine per cent, reflecting organic growth in each of the Group's market sectors.

Underlying profit before tax, on a like-for-like basis, increased by 49 per cent and a cash inflow of £552 million was generated, resulting in positive net cash of £335 million on the balance sheet at the year-end. Average net debt was reduced by 59 per cent, to £260 million.

Underlying earnings per share rose 55 per cent to 24.14p (2004 15.56p) and basic earnings per share rose 29 per cent to 20.11p (2004 15.56p). A final payment to shareholders has been proposed of 5.38p per share, making a total payment for the year of 8.72p per share, a 6.6 per cent increase compared to the payment in 2004.

New orders in 2005 reached a record level of £11.3 billion, and brought the year-end firm order book to a record £22.9 billion, an increase of 21 per cent over 2004. Over the past 10 years, the order book has grown by 14 per cent per annum compound. Good progress was made across all four of the Group's markets.

Rolls-Royce is increasingly international. During 2005 the Group incorporated a new subsidiary in Bangalore, in order to expand engineering capacity over a range of new programmes; established a joint venture in Singapore, to develop a commercially viable power system based on solid oxide fuel cell technology; opened a new marine factory in Shanghai, from which the Group's £300 million turnover merchant business will be managed; and established new sources of supply in markets such as China, Indonesia, Malaysia, Singapore and Taiwan.

The Group had three key priorities during the year:

* Focused investment in technology and products

The Group's structured approach to technology acquisition ensures that it has `on the shelf' technologies ready to incorporate into the latest generation of products whilst acquiring the technologies required for future products. As the Group continues to address new market opportunities in each of its business sectors, the level of self-funded investment in research and development is expected to remain at approximately five per cent of Group sales. The impact of this investment on the income statement will reflect the mix and maturity of individual development programmes and will result in a significantly lower level of capitalisation of costs in 2006. During the year the Group launched a number of new programmes, notably the Trent 1700 for the A350 and the Avon 200, an upgrade of the existing Avon engine that has been so successful in the energy sector.

* Operational efficiency and unit cost reduction

The Group continued to make progress with its drive for greater efficiency, offsetting the impact of commodity price inflation with cost reduction activities, including increased productivity, low-cost sourcing and supply chain management. The significantly higher workload challenged the ability of the supply chain and this remains an area for attention. The impact of higher

inventories, carried to facilitate the factory modernisation programme, was more than offset by tight management of financial working capital. Importantly, more efficient working practices were implemented as a pre-condition for new factory investment.

* Continued development of aftermarket services

Aftermarket services revenues, including 100 per cent of repair and overhaul joint ventures, increased by 12 per cent in 2005 and have grown at 11 per cent per annum compound over the last ten years. Services sales now represent 54 per cent of Group sales. This follows the successful broadening of the Group's product range, an increasing number of engines in service, and investment in a comprehensive range of aftermarket services capabilities. Increasingly, the Group is taking responsibility for the maintenance of its engines and systems under long-term service agreements, resulting in a much closer alignment with the customers' interests and a better application of the Group's skills and assets. During 2005, a number of innovative services agreements were announced in each of the Group's business sectors.

Prospects

Rolls-Royce is addressing four long-term growth markets. The aggregate demand for engines and services over the next 20 years is estimated to be worth approximately two trillion dollars. The Group's consistent investment in technology and new products and services enables it to respond to new market developments, creating the opportunity for organic growth in each sector.

The growing number of Rolls-Royce engines in service and their long service lives are expected to generate attractive returns over decades. As the business model develops and the revenues from aftermarket services continue to grow, the Group expects to achieve positive cash flow while maintaining its level of investment in technology and product.

The Group considers it is prudent to continue to strengthen its balance sheet because of the long-term nature of its programmes and the significant investments and obligations they entail. The Group also recognises the importance of dividends to shareholders and is proposing a further increase in the payment to shareholders in 2005, representing an increase of 6.6 per cent compared to the payment made in 2004.

The deficit on the Group's pension schemes, after taking account of deferred taxation, was £1,154m (2004 £1,002m). The Group introduced significant changes, in 2003, to reduce the pension scheme deficit and will review further actions in the light of the actuarial review of the main scheme, which is due this year, and the changing regulatory environment.

The Group has continued to pursue its strategy of hedging future net dollar revenues and at the end of 2005 had approximately $10.5 billion of forward cover at an average exchange rate of 1.67 dollars to the pound (2004 $9 billion at 1.60).

The Group is using this hedge book in conjunction with cost reduction initiatives and further `dollarisation' of the cost base to manage future foreign exchange risk. The achieved exchange rate in 2005 deteriorated by four cents relative to 2004.

Continued progress is expected in 2006, underpinned by the strong order book, growing services revenues and increasing efficiency. As a result, the Group expects increased profits and a positive cash flow in 2006.

Enquiries:

Peter Barnes-Wallis
Director of Financial Communications

Duncan Campbell-Smith
Director of Corporate Communications

Tel: 0207 222 9020

www.rolls-royce.com

An interview on the results with Rolls-Royce Chief Executive, Sir John Rose, is available on video, audio and text on www.rolls-royce.com and www.cantos.com.

Photographs are available at www.newscast.co.uk

Visit www.thenewsmarket.com/rolls-royce to download broadcast-standard video or order a Beta SP tape of Rolls-Royce products, services and facilities.

REVIEW OF 2005 BY BUSINESS SECTOR

Civil Aerospace

Sales: £3,510m (2004 £3,040m)

Underlying profit before financing costs: £454m (2004 £194m)

Rolls-Royce has established a strong market position in civil aerospace through its portfolio of competitive aero-engines, powering a broad range of aircraft from corporate jets to the largest airliners.

Highlights of the Year

* Orders for 246 Trent engines, worth approximately $3 billion were announced.

* The Airbus A380, powered by the Trent 900 engine, made a successful maiden flight and made good progress through its comprehensive flight test programme.

* Agreement was reached with Airbus for Rolls-Royce to supply the Trent 1700 to power the new A350 airliner.

* The 1,000th BR710 engine was delivered to Gulfstream to power its G550 long-range business jet.

* International Aero Engines (IAE) achieved a record order intake of approximately 600 engines worth over $1.5bn to Rolls-Royce.

The Group made good progress with the development of its product range. The Trent 900 engine powered the Airbus A380 on its maiden flight and has now accumulated more than 4,000 hours of flying experience. The first Trent 1000 engine build, for the Boeing 787, was commenced on schedule in November and the Trent 1700 became the sixth member of the Trent engine family, following its selection by Airbus to power the A350. The Trent family celebrated the tenth anniversary of its entry into service and passed the milestone of 15 million flying hours during the year.

The Group's three year moving average share of civil engine orders fell to 23 per cent, largely as a result of the high proportion of Boeing 737 aircraft, for which the Group does not offer an engine, which were ordered during the year.

IAE, in which Rolls-Royce is a major shareholder, took an increasing share of the strong single aisle market, with a record order intake of approximately 600 engines worth over $1.5bn to Rolls-Royce.

Civil engine deliveries increased by seven per cent, to 881, reflecting strong growth in V2500 deliveries and continuing recovery in the corporate jet market, partially offset by a decline in regional airline engine deliveries. While the decline in regional deliveries is expected to continue, the Group expects total civil engine deliveries to grow in 2006, as the Trent 900 enters service, V2500 deliveries increase and the corporate sector remains strong.

The Rolls-Royce civil fleet flying hours increased by 11 per cent compared to 2004, as a result of a combination of world traffic growth and increased fleet size.

The installed base of civil jet engines grew to 11,500. This provides a significant aftermarket services opportunity, which the Group is addressing with innovative long-term service arrangements for its customers. TotalCare® contracts worth more than $13 billion have now been signed, covering 80 per cent of new customers since 2001. The Group achieved record growth for its CorporateCare® programme, signing 90 contracts in 2005.

Services sales increased by 10 per cent, to £2.0bn, representing 59 per cent of civil aerospace sales.

Defence Aerospace

Sales: £1,413m (2004 £1,374m)

Underlying profit before financing costs: £180m (2004 £179m)

The Group's defence business is broadly based, with a strong portfolio of products and services covering the key defence aerospace market sectors. This enables the Group to make good progress in spite of the volatility that may be experienced on individual programmes, as exemplified by the uncertainties surrounding the alternate engine for the Joint Strike Fighter following the recent US Quadrennial Defense Review.

Highlights of the year

* Good progress was made with the Group's development work for the Joint Strike Fighter programme.

* AirTanker was awarded preferred bidder status for the UK's Future Strategic Tanker Aircraft programme.

* The first series of tests was completed for the TP400 engine for the Airbus A400M military transport aircraft.

* Mission Ready Management Solutions services contracts were signed with the UK Ministry of Defence (MoD) and the US Department of Defense (DoD), covering combat, transport and trainer aircraft engines.

* A new Operations Centre was opened in Bristol as part of the growing in-service support business for military engines.

The Group made good progress with its development work for the Joint Strike Fighter (JSF) programme and accumulated more than 3,000 hours of STOVL (short take off vertical landing) testing.

In December, an agreement was signed by the Governments of the Kingdom of Saudi Arabia and the UK, under which the Royal Saudi Air Force will acquire Eurofighter Typhoon aircraft, powered by the EJ200 engine.

In the transport sector, Rolls-Royce is a member of the European consortium that successfully completed the first series of tests for the TP400 turboprop engine being developed for the A400M military transport aircraft. The DoD approved full production for the V-22 Osprey aircraft, powered by Rolls-Royce

AE1107C-Liberty engines, and placed equipment and services orders relating to the engine worth more than $64 million.

Rolls-Royce is a 20 per cent shareholder in the AirTanker consortium, which was awarded preferred bidder status for the Future Strategic Tanker Aircraft programme by the UK MoD.

Australia selected the Rolls-Royce Turbomeca RTM 322 engine to power its NH90 helicopter fleet and the first RTM 322 to be assembled under license by KHI, in Japan, was delivered to the Japan Defense Agency and the Japan Maritime Self Defense Force.

The provision of services contributed 55 per cent of the Group's defence sales. New services contracts announced during the year included: a £185 million service contract for the RB199 engines which power the MoD's fleet of Tornado aircraft; a renewal of the contract for the support of the F405 (Adour) engine in the US Navy's T-45 training aircraft worth $63 million; a £57 million contract to support the EJ200 engines that power the UK's Typhoon fleet; and a £40 million contract to support the UK's fleet of AE2100 engines that power the C-130J. A new Operations Centre was opened in Bristol as part of the growing in-service support business for military engines.

Marine

Sales: £1,097m (2004 £963m)

Underlying profit before financing costs: £89m (2004 £78m)

The Rolls-Royce marine business is a global leader in marine propulsion, engineering and hydrodynamic expertise, with a broad product range and full systems integration capability

Highlights of the year

* A £137 million service and support contract was secured for ships in service with the Royal Navy and the French, Belgian and Royal Netherlands navies.

* The first MT 30 marine gas turbine was delivered to power land-based test runs of the US Navy's DD(X) destroyer.

* Lockheed Martin installed two MT 30 marine gas turbines on the first prototype Littoral Combat Ship for the US Navy.

* A Rolls-Royce University Technology Centre (UTC) was established in Norway to conduct research programmes in the marine sector.

* A new marine facility in Shanghai was opened.

The recovery of the offshore oil and gas support market continued and Rolls-Royce secured a good share of the available business. The 500th order was placed for a Rolls-Royce UT-Design vessel, one of the most successful designs in the history of commercial shipping. UT-Design ships are sold as complete systems and are fitted with a range of Rolls-Royce equipment.

The Group is developing rim driven tunnel thruster technology, which is likely to have a major impact on marine propulsion in the future. The first thrusters are to be fitted to an offshore support vessel but the technology will also be suitable for merchant and cruise ships.

Asia's shipbuilding accounts for nearly 80 per cent of all global, commercial ship construction. During 2005 Rolls-Royce expanded its presence in Asia, opening a new factory in Shanghai, which, together with its existing factory in Korea, creates a north-east Asian production hub.

In the naval market sector, Rolls-Royce achieved a major development milestone when the MT30 gas turbine was awarded American Bureau of Shipping (ABS) certification. In February 2005, the first MT30 marine gas turbine generator set was delivered to the US Navy to power land-based test runs for the DD(X) destroyer.

Lockheed Martin installed two MT30 gas turbines on the first prototype Littoral Combat Ship for the US navy. These gas turbines are the largest ever installed on a Navy ship.

The Group is working with the US Navy as prime contractor on the advanced electric ship demonstrator project that will be the proving ground for the Rolls-Royce AWJ-21 water jet, the next generation of naval water jet.

In 2005, 40 per cent of marine sales were derived from services and support activities. The Group announced a £137 million long-term service and support contract for Olympus and Tyne engines that power 27 ships in service with the Royal Navy and the French, Belgian and Royal Netherlands navies.

Energy

Sales: £505m (2004 £489m)

Underlying profit before financing costs: £4m (2004 £14m)

The Rolls-Royce energy business supplies a wide range of gas turbine packages to the worldwide oil & gas and power generation markets, with more than 4,000 industrial gas turbines sold and over 140 million hours of operating experience.

Highlights of the year

* The first 12 industrial RB211-based compression packages were installed and commissioned for the West-East Pipeline Project in China, four months ahead of schedule.

* Six industrial Trent-based compression packages were delivered to Qatar for the Middle East Dolphin project.

* Sharjah Electricity and Water Authority chose two Trent 60 power generation sets for the latest phase of the Wasit power plant expansion and the first Trent 60 for Asia was ordered by a major electric power producer in Yinchuan, China.

* Ten RB211 industrial gas turbine power generation units were ordered to provide electrical power for Floating Production, Storage and Offloading (FPSO) vessels operated by Total, off the coast of Nigeria and by Petrobras, offshore Brazil.

* The 500th industrial RB211 was shipped from the Rolls-Royce assembly and test facility in Montreal.

* A joint venture was established with a Singaporean consortium to continue development work on solid-oxide fuel cell technology.

The financial results for 2005 reflect a strong performance by the oil & gas business, offset by the slow recovery of the power generation market and continued investment in new product technologies.

In oil & gas, the business continued to strengthen its presence in emerging markets, including orders worth over $120 million for projects in West Africa, over $100 million from customers in Asia, and over $70 million for gas turbine packages for Brazil.

The international power generation market has shown signs of recovery and the Group won important new orders for the industrial Trent in the United Arab Emirates and China.

In 2005, the Group continued to invest in its fuel cell technology. Rolls-Royce and the Singaporean consortium, EnerTek Singapore Pte Ltd, will between them invest a further US$100 million in the project. In addition, Rolls-Royce Fuel Cell Systems Limited (RRFCS) opened a new facility that will pilot the production of ceramic components for use in fuel cell systems. RRFCS is developing solid oxide fuel cell systems for megawatt-scale, stationary power generation applications with the goal of introducing a competitive product this decade.

In the services sector the Group achieved a record order intake in 2005. Strong growth in long-term service agreements was maintained, with a further £93 million of business secured during the year. Services revenues contributed 38 per cent of energy sector sales.

Financial Services

Sales: £78m (2004 £81m)

Underlying loss before financing costs: £(3)m (2004 £(7)m)

The Financial Services businesses comprise engine leasing, aircraft leasing and power project development.

Rolls-Royce and Partners Finance, the Group's joint venture engine leasing business, owned a portfolio of 281 engines, of which 98 per cent by value were on lease to 35 customers.

Pembroke Group, the Group's joint venture aircraft leasing business, owned a portfolio of 19 aircraft. These are all on lease to 12 customers. A charge of £13 million was incorporated in the 2005 results to reflect the current market valuation of Pembroke's aircraft assets.Rolls-Royce Power Ventures, the Group's power project developer, has 11 power generation projects underway.
The business is being restructured and proceeds of £49 million were raised from asset sales.

FINANCIAL REVIEW

The firm order book, at constant exchange rates, was £22.9bn (2004 £18.9bn). In addition, a further £1.5bn had been announced (2004 £2.4 bn). Aftermarket services represented 38 per cent of the firm order book (2004 39 per cent).

Sales increased by 11 per cent, compared with 2004, at £6,603m (2004 £5,947m). Sales on an underlying basis grew by nine per cent.

Gross profit was £1,679m (2004 £1,203m). Payments to Risk and Revenue Sharing Partners (RRSPs), charged in cost of sales, amounted to £146m(2004 £142m on a like-for-like basis).

Underlying profit before tax was £584m (2004 £364m). Underlying earnings per share increased by 55 per cent, to 24.14p (2004 15.56p).

Gross research and development investment was £663m (2004 £601m). Net research and development investment charged to the income statement was £282m (2004 £288m). Receipts from RRSPs in respect of new programme developments, shown as other operating income, were £60m (2004 £73m).

Restructuring costs of £48m (2004 £37m) were charged within operating costs.

The taxation charge was £130m (2004 £100m). The taxation charge on an

underlying basis was £167m, representing 29 per cent of underlying profit before tax. (2004 £100m, representing 28 per cent of underlying profit before tax).

Cash inflow during the year was £552m (2004 £251m), benefiting from stronger operational cash flow plus £180m increase from customer advances across the Group. Average net debt was £260m (2004 £632m). The net cash balance at the year-end was £335m (2004 net debt £217m).

The impact of long-term contract accounting for TotalCare packages was a £20m increase in debtors (2004 £13m reduction) and an £42m increase in creditors (2004 £21m increase). The overall net position of assets and liabilities on the balance sheet for TotalCare packages was an asset of £367m (2004 £389m).

Provisions were £361m (2004 £393m). Provisions carried forward in respect of potential customer financing exposure amounted to £90m at the year-end (2004 £92m).

There were no material changes to the Group's gross and net contingent liabilities in 2005 (see note 11).

The pension scheme deficit, after taking account of deferred taxation, was £1,154m (2004 £1,002m), having incorporated current mortality assumptions for the Group's UK schemes (see note 12). The next actuarial valuation of the Group's main pension scheme will be in 2006.

The Group is continuing to make payments to shareholders in the form of `B' shares rather than a dividend. These shares can then be redeemed for the same amount of cash that would have been received with a cash dividend, or converted into the same number of ordinary shares in the Group that would have been received under the scrip dividend alternative. The issue of `B' shares will result in significant tax benefits for the Group, by accelerating the recovery of Advanced Corporation Tax, which will in turn benefit all shareholders.

The proposed final payment to shareholders is equivalent to 5.38 pence per ordinary share (2004 final payment 5.00p), making a total payment for the year of 8.72 pence (2004 8.18p). The final payment is payable on 3 July 2006 to shareholders on the register on 10 March 2006. The final day of trading with entitlement to B shares (equivalent to the ex-dividend date) is 8 March 2006.

Consolidated Income Statement
For the year ended December 31, 2005

	2005	2004
	£m	£m
Revenue	6,603	5,947
Cost of sales	(4,924)	(4,744)
Gross profit	1,679	1,203
Other operating income	60	73
Commercial and administrative costs	(624)	(599)
Research and development costs	(282)	(288)
Share of profit of joint ventures	46	19
Group operating profit	879	408

(Loss)/Profit on sale of businesses	(2)	9
Profit before financing costs	877	417
Financial income	442	372
Financial expenses	(842)	(425)
Net financing costs* (note 5)	(400)	(53)
Profit before taxation **	477	364
Taxation - UK	(61)	(10)
Taxation - Overseas	(69)	(90)
Profit for the period	347	264
Attributable to:		
Equity holders of the parent	350	263
Minority interest	(3)	1
Profit for the period	347	264
Payments to shareholders	(154)	(140)
Earnings per ordinary share		
Basic	20.11p	15.56p
Diluted	19.31p	15.05p
* Net interest payable	(39)	(52)
** Underlying profit before taxation (note 3)	584	364

Note: All results are reported under International Financial Reporting Standards (IFRS). 2004 results, as permitted by IFRS 1, are not restated in respect of IAS 32/39, financial instruments. A full analysis of the impact of adopting IFRS is available at http://ir.rolls-royce.com/rr/investors/ifrs/seminars

Consolidated Balance Sheet
at December 31, 2005

	2005	2004
	£m	£m
ASSETS		
Non-current assets		
Intangible assets (note 6)	1,281	1,227
Property, plant and equipment	1,683	1,672
Investments in joint ventures	247	211
Other investments	52	57

Deferred tax assets	439	318
	3,702	3,485
Current assets		
Inventory	1,309	1,090
Trade and other receivables	2,047	2,049
Taxation recoverable	3	2
Other financial assets	464	-
Short-term investments	37	36
Cash and cash equivalents	1,757	1,452
	5,617	4,629
Total assets	9,319	8,114
LIABILITIES		
Current liabilities		
Borrowings	(75)	(207)
Other financial liabilities	(234)	-
Trade and other payables	(2,689)	(2,395)
Current tax liabilities	(171)	(176)
Provisions	(138)	(173)
	(3,307)	(2,951)
Non-current liabilities		
Borrowings	(1,458)	(1,430)
Other financial liabilities	(339)	-
Other payables	(650)	(543)
Deferred tax liabilities	(178)	(115)
Provisions	(223)	(220)
Post retirement benefit obligations	(1,659)	(1,409)
	(4,507)	(3,717)
Total liabilities	(7,814)	(6,668)
Net assets	1,505	1,446
EQUITY		
Capital and Reserves		
Called up share capital	352	346

Share premium account	30	4
Other reserves	605	39
Retained earnings	512	1,053
Equity attributable to equity holders of the parent	1,499	1,442
Minority interest	6	4
Total equity	1,505	1,446

Consolidated Cash Flow Statement

	Year to 31 December 2005	Year to 31 December 2004
	£m	£m
Cash flows from operating activities		
Profit for the period	477	364
Depreciation and amortisation	254	299
Decrease in provisions	(31)	(9)
Decrease in working capital	247	33
Decrease in fair value of financial assets and liabilities	283	-
Other non cash movements	(145)	(8)
Taxation paid	(60)	(84)
Dividends received from joint ventures	35	15
Net cash inflow from operating activities	1,060	610
Cash flows from investing activities		
Disposals of unlisted investments	5	-
Additions to intangible assets	(116)	(142)
Purchases of property, plant and equipment	(235)	(175)
Disposals of property, plant and equipment	69	66
Disposals of businesses	1	16
Investments in joint ventures	(13)	(2)
Net cash outflow from investing activities	(289)	(237)
Cash flows from financing activities		
(Decrease)/increase in borrowings	(207)	348

Capital element of finance lease payments	(11)	(52)
Net cash (outflow)/inflow from (decrease)/increase in borrowings	(218)	296
(Increase)/decrease in government securities and corporate bonds	(1)	3
Net interest paid	(49)	(52)
Payments to shareholders and issue of shares	(26)	(56)
Settlement of financial liabilities to purchase own shares	(149)	(2)
Net cash (outflow)/inflow from financing activities	(443)	189
Net increase in cash and cash equivalents	328	562
Cash and cash equivalents at January 1	1,439	909
Exchange and other non-cash adjustments	46	(32)
Adjustment on implementation of IAS 32 and IAS 39	(68)	-
Cash and cash equivalents at period end	1,745	1,439
Reconciliation of increase in cash and cash equivalents to movement in net funds		
Increase in cash and cash equivalents	328	562
Cashflow from decrease/(increase) in government securities and corporate bonds	1	(3)
Net cash outflow/(inflow) from decrease/(increase) in borrowings	218	(296)
Change in net funds resulting from cash flows	547	263
Exchange and other non-cash adjustments	5	(12)
Fair value adjustments	47	-
Movement in net funds	599	251
Net debt at January 1	(149)	(400)
Adjustment on implementation of IAS 32 and IAS 39	(189)	-
	261	(149)
Fair value of swaps hedging fixed rate borrowings	74	-
Net funds/(debt) at period end	335	(149)

Consolidated Statement of Recognised Income and Expense
For the year ended December 31, 2005

	2005	2004

	£m	£m
Foreign exchange adjustments	49	(38)
Actuarial losses	(282)	(7)
Deferred taxation on actuarial losses	84	2
Transfers from hedging reserve	(324)	-
Transfers from cash flow hedging reserve	3	-
Other adjustments	-	2
Net expense recognised directly in equity	(470)	(41)
Profit for the period	347	264
Total recognised income and expense for the period	(123)	223
Attributable to:		
Equity holders of the parent	(120)	222
Minority interest	(3)	1
Total recognised income and expense for the period	(123)	223
Total recognised income and expense for the period	(123)	223
Adjustments relating to adoption of IAS 32 and IAS 39 from January 1, 2005	151	-
	28	223

Summary of movements in equity

For the year ended December 31, 2005

	2005	2004
	£m	£m
At January 1 (as previously reported under UK GAAP)	1,446	2,143
Adjustments on adoption of IFRS from January 1, 2004	-	(927)
At January 1	1,446	1,216
Recognised income and expense for the period	(123)	223
Adjustments relating to adoption of IAS 32 and IAS 39 from January 1, 2005	151	-
Scrip dividend adjustments	-	20
Net movement of B Shares	(54)	(27)

New ordinary share capital issued (net of expenses)	30	4
Relating to own shares	2	(2)
Share-based payment adjustment	48	12
Disposal of shares in subsidiary to a minority interest	5	-
At December 31	1,505	1,446
Attributable to:		
Equity holders of the parent	1,499	1,442
Minority interest	6	4
Total equity	1,505	1,446

Notes

1. Basis of preparation

The attached financial statements are the Group's first financial statements following the adoption of International Financial Reporting Standards (IFRS). These financial statements have been prepared in accordance with IFRS adopted for use in the EU ('adopted IFRS') in accordance with EU law (IAS Regulation EC 1606/2002).

As allowed by IFRS 1 `First-time adoption of IFRS', the Group adopted IAS 32 `Financial instruments: disclosure and presentation' and IAS 39 `Financial instruments: recognition and measurement', prospectively from January 1, 2005. Therefore, until December 31, 2004, the Group continued to hedge account for forecast foreign exchange transactions and commodity exposures in accordance with UK GAAP, and hence the comparative financial statements exclude the impact of these standards.

The Group has determined that its existing hedging strategy is in the best interests of the business and its shareholders. It is not, therefore, altering its hedging activities in order to achieve a particular accounting presentation under IFRS. In applying IAS 32 and IAS 39, the Group has chosen not to seek to hedge account its future foreign exchange and commodity transactions. On transition to IAS 32 and IAS 39, the Group was required to calculate the fair value of its foreign exchange and commodity contracts and record these in a hedging reserve. The balance on this reserve will be released to the income statement based on the expected maturities of the contracts at the transition date.

On 14 April 2005, the Group published an analysis of the impact of adopting IFRS from January 1, 2004 - News Release available from the company's web site at www.rolls-royce.com. This included income statement, balance sheet and cashflow reconciliations, as well as details of the accounting policies applied in restating its financial statements for the year ended December 31, 2004 and as at January 1, 2005. Some small adjustments have been made to these statements to reflect reclassifications more accurately.

The financial information set out above does not constitute the company's statutory accounts for the years ended December 31, 2005 or 2004. Statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the registrar of companies, and those for 2005, prepared under accounting standards adopted by the EU, will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not

include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985

2. Analysis by business segment

	2005	2004
	£m	£m
Revenue		
Civil aerospace	3,510	3,040
Defence	1,413	1,374
Marine	1,097	963
Energy	505	489
Financial services	78	81
	6,603	5,947
Profit before financing costs		
Civil aerospace	659	194
Defence	177	179
Marine	87	78
Energy	2	14
Financial services	(3)	(7)
Central costs	(45)	(41)
	877	417
Underlying profit before financing costs*		
Civil aerospace	454	194
Defence	180	179
Marine	89	78
Energy	4	14
Financial services	(3)	(7)
Central costs	(45)	(41)
	679	417

*excluding unrealised gains on fair value adjustments (see note 3)

Net assets/liabilities		
Civil aerospace	1,278	1,343

Defence	(59)	51
Marine	592	565
Energy	314	324
Financial services	199	314
Unallocated pension liabilities	(1,154)	(1,002)
Net cash/(debt)	335	(149)
Net assets	1,505	1,446

3. Earnings per ordinary share and underlying profit reconciliation

The Group seeks to present a measure of underlying performance which excludes items considered to be non-operating in nature. Underlying profit excludes the unrealised amounts arising from revaluations required by IAS 32 and IAS 39, and includes the realised amounts arising from settled hedging transactions. The calculation of underlying profit, and underlying earnings per share is shown below. For the year to 31 December 2004, IAS 32 and 39 have not been applied, and consequently no adjustment is required.

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £350m (2004 £263m) by 1,740 million (2004 1,690 million) ordinary shares, being the average number of ordinary shares in issue during the period, excluding own shares held under trust which have been treated as if they had been cancelled.

Year to 31 December 2005

	£m	£m	£m	Pence
Profit before financing costs	877			
Profit before taxation		477		
Profit attributable to equity holders of the parent			350	20.11
Adjust for:				
Release of hedge reserves (note 9)	(452)	(452)	(452)	(25.97)
Unrealised fair value changes to derivative contracts (note 7)	-	345	345	19.83
Revaluation of trading assets and liabilities	-	(78)	(78)	(4.49)
Exchange differences and adjustments relating to Risk and Revenue Sharing Partnerships (note 8)	-	(30)	(30)	(1.72)
Realised gains on settled derivative contracts (note 7)	328	396	396	22.76
Foreign exchange derivative gains carried forward in	(74)	(74)	(74)	(4.25)

contract accounting (note 7)				
Related tax effect	-	-	(37)	(2.13)
Underlying profit before financing costs	679			
Underlying profit before taxation		584		
Underlying profit for the period attributable to equity holders of the parent			420	
Underlying earnings per share				24.14

Diluted earnings per ordinary share, are calculated by dividing the profit attributable to ordinary shareholders of £350m (2004 £263m) by 1,813 million (2004 1,747 million) ordinary shares, being 1,740 million (2004 1,690 million) as above, adjusted by the bonus element of existing share options of 73 million (2004 57 million).

In 2004, as the Group did not retrospectively adopt IAS 32 and IAS 39, there were no adjustments to headline earnings, and therefore headline and underlying earnings were identical at 15.56p.

4. Derivation of underlying and 'like-for-like' results

	2005	2004	Year on Year Changes (%)
	£m	£m	
Sales:			
Sales	6,603		
Adjustment for FX (principally civil aerospace)	(145)		
Underlying Sales	6,458	5,947	9%
Group services sales:			
Sales	3,542		
Adjustment for FX (principally civil aerospace)	(85)		
Underlying services sales	3,457	3,231	7%
Adjustment to reflect 100% of repair and overhaul JVs	405	228	
Underlying service sales (including 100% repair and overhaul JVs)	3,862	3,459	12%
Profit before finance costs:			
Underlying profit before finance costs (See note 3)	679	417	
2004 treatment of financial RRSP net charges		69	
Like-for-like profit before finance costs	679	486	40%

Profit before tax:

Underlying profit before tax	584	364	
2004 treatment of financial RRSP net charges		69	
Equivalent notional finance charge		(41)	
Like-for-like profit before tax	584	392	49%

5. Net financing costs

	2005	2004
	£m	£m
Interest receivable	65	58
Gains on commodity derivatives	54	-
Expected return on pension scheme assets	312	314
Net foreign exchange gains	11	-
Financial income	442	372
Interest payable	(104)	(110)
Fair value losses on foreign currency contracts	(399)	-
Finance charge relating to financial risk and revenue sharing partnerships (Note 8)	(13)	-
Interest on pension scheme liabilities	(321)	(315)
Other financing charges	(5)	-
Financial expenses	(842)	(425)
Net financing costs	(400)	(53)
Analysed as:		
Net interest payable	(39)	(52)
Net other financing expenses	(361)	(1)
Net financing costs	(400)	(53)

6. Intangible assets

	Goodwill	Certification and Participation fees	Development costs	Recoverable engine costs	Total
	£m	£m	£m	£m	£m
Cost:					

At January 1, 2005	759	274	311	229	1,573
Exchange adjustments	(8)	-	-	-	(8)
Additions at cost		10	70	36	116
At December 31, 2005	751	284	381	265	1,681
Accumulated depreciation:					
At January 1, 2005	-	129	103	114	346
Provided during the year	-	9	13	32	54
At December 31, 2005	-	138	116	146	400
Net book value at December 31, 2005	751	146	265	119	1,281
Net book value at December 31, 2004	759	145	208	115	1,227

7. Foreign exchange and commodity financial assets

Movements in the fair value of foreign exchange and commodity contracts are as follows:

	Foreign exchange	Commodity	Total
	£m	£m	£m
On adoption of IAS 32 and IAS 39 on January 1, 2005	986	9	995
Fair value changes to derivative contracts	(399)	54	(345)
Fair value changes to fair value hedges	5	-	5
Fair value relating to contracts utilised*	(364)	(32)	(396)
Fair value at period end	228	31	259
* fair value of utilised contracts carried forward in contract accounting balances	74	-	74

8. Financial Risk and Revenue Sharing Partnerships (RRSPs)

Movements in the recognised value of RRSPs are as follows:

	£m	£m
On adoption of IAS 32 and IAS 39 on January 1, 2005		(468)
Net cash flows to partners		58

Financing charge	(43)	
Excluded from underlying profit:		
-Exchange adjustments	(56)	
-Restructuring of RRSP agreement and forecast adjustments	86	
Adjustment to underlying profit (see note 3)	30	
Net Finance charge within the Income Statement	(13)	(13)
Fair value at December 31, 2005		(423)

9. Foreign exchange and commodity hedge reserve movements

Movements in the foreign exchange and commodity hedge reserves excluding deferred taxation are as follows:

	Foreign exchange	Commodity	Total
	£m	£m	£m
On adoption of IAS 32 and IAS 39 on January 1, 2005*	996	9	1,005
Transferred to income statement**	(458)	(4)	(462)
At December 31, 2005	538	5	543
* Deferred tax on opening balance	(299)	(3)	(302)
** Deferred tax on amount transferred	137	-	137

Including £10m in respect of derivatives settled prior to transition to IFRS, the overall adjustment to underlying profit is £452m (see note 3)

10. Group employees at period end

	2005	2004
	Number	Number
Civil aerospace	21,000	20,100
Defence	5,200	5,100
Marine	7,200	7,100
Energy	2,700	3,000
Financial services	100	100
	36,200	35,400

11. Sales financing contingent liabilities

In connection with the sale of its products the Group will, on some occasions, provide financing support for its customers. The Group's contingent liabilities related to financing arrangements are spread over many years and relate to a number of customers and a broad product portfolio.

Under UK GAAP, contingent liabilities were reported: (a) at the full potential exposure regardless of the point in time at which such exposures may arise; and (b) in sterling taking account of forward exchange contracts held. Following the adoption of IFRS, the Group has reviewed this policy and has concluded that it is more appropriate to report contingent liabilities on a discounted basis. As directors consider the likelihood of these contingent liabilities crystallising to be remote, this amount does not represent a present value. However, the amounts will be discounted at the Group's borrowing rate to reflect the time span over which these exposures could arise. In addition, following the decision to cease hedge accounting from January 1, 2005, it is no longer appropriate to take account of forward exchange contracts. As the contingent liabilities are denominated in US dollars, this amount will be reported, together with the sterling equivalent at the reporting date spot rate.

Applying this revised policy the discounted value of the total gross contingent liabilities relating to financing arrangements on all delivered aircraft less insurance arrangements and relevant provisions amounted to $1,097m (£638m, 2004 $1,143m, £595m). Taking into account the net realisable value of the relevant security, the discounted value of the net contingent liabilities in respect of financing arrangements on all delivered aircraft amounted to $259m (£150m, 2004 $294m, £153m). Sensitivity calculations are complex, but for example, if the value of the relevant security was reduced by 20%, a net contingent liability with a discounted value of approximately $363m (£211m, 2004 $403m, £210m) would result. There are also net contingent liabilities in respect of undelivered aircraft, but it is not considered practicable to estimate these as deliveries can be many years in the future, and the relevant financing will only be put in place at the appropriate time.

12. Pensions and other post-retirement benefits

The net pension scheme deficit, after taking account of deferred taxation, was £1,154m (2004 £1,002m). The gross pension scheme deficit, before deferred tax, has increased to £1,659m (2004 £1,409m) having incorporated current mortality assumptions for the Group's UK pension schemes. A charge of £132m (2004 £103m) for pensions and other post-retirement benefits is included in the income statement.

13. Share-based payments

In accordance with IFRS 2 a charge of £26m (2004:£19m) relating to the fair value of share-based schemes granted since November 7, 2002 is included in the income statement.

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Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:38 13-Feb-06
Number	PRNUK-1302

13 February 2006

Rolls-Royce Group plc

Rolls-Royce Group plc (the Company) announces that on 9th February 2006 the Rolls-Royce 2003 Employee Share Trust acquired 10,000,000 shares in the Company at an average price of 434.20 pence per share for the purpose of satisfying, in due course, awards granted under the Rolls-Royce Annual Performance Related Award plan and Performance Share Plan.

Notified 13 February 2006

For further information, please contact:-

Peter Barnes-Wallis - Tel: 0207 227 9141

END

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